SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-33611

                  Voltaire Ltd.
(Exact name of registrant as specified in charter)

13 Zarhin Street
Ra’anana 43662, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                           Form 40-F   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   __                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On or about June 4, 2010, Voltaire Ltd. sent to its shareholders of record as of May 31, 2010 copies of its Notice of Annual Meeting of Shareholders and Proxy Statement for its annual meeting to be held on June 29, 2010. A copy of the Notice of Annual Meeting of Shareholders and Proxy Statement is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.

Date: June 4, 2010	By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit                     Description

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement, dated June 4, 2010.